UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2016
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
1 INTERNATIONAL DRIVE, RYE BROOK, NY 10573

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Xylem Retirement Savings Plan
Rye Brook, New York

We have audited the accompanying statements of net assets available for benefits of the Xylem Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule G, Part III - Schedule of Nonexempt Transactions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Xylem Retirement Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
New York, New York
June 26, 2017

XYLEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2016	2015
ASSETS:
Plan's interest in The Xylem Inc. Retirement Savings Master Trust
Member-directed investments at fair value	$290,376	$—
Member-directed investments at contract value	40,927	—
Investments at Fair Value	—	302,249

Receivables:
Employer contributions	3,015	3,219
Member contributions	1,939	1,610
Notes receivable from Members	7,496	6,180
Receivable from plan merger	55,995	—
Total receivables	68,445	11,009
Total assets	399,748	313,258

LIABILITIES:
Accrued expenses	134	19
Total liabilities	134	19

NET ASSETS AVAILABLE FOR BENEFITS	$399,614	$313,239

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2016
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$5,611
Dividends	869
Plan's interest in the investment income of The Xylem Inc. Retirement Savings Master Trust	15,821
Total investment activity	22,301

OTHER INCOME	162

CONTRIBUTIONS:
Employer	14,404
Members	17,156
Member rollovers	1,835
Total contributions	33,395

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	270

DEDUCTIONS:
Distributions to Members	(28,926)
Trustee and administrative expenses	(533)
Total deductions	(29,459)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	26,669

NET TRANSFERS INTO PLAN
Transfer from plan merger	57,306
Transfer from other plans	2,400
Total transfers	59,706

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	86,375

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	313,239
End of year	$399,614

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored by Xylem Inc. (the “Company” or the “Plan Sponsor”) generally covering all non-union U.S. employees of the Company. The Plan became effective on October 31, 2011 following the spin-off of the Company from ITT Corporation (the "Spin-off"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
The Company entered into a trust agreement with Fidelity Management Trust Company ("Fidelity"), effective July 1, 2016, to act as the Plan trustee, custodian and record keeper ("Trustee") and the Plan became part of The Xylem Inc. Retirement Savings Master Trust ("Master Trust"). Certain participants of the Plan had additional account balances with other plans sponsored by the Company. During the transition to Fidelity, those participants' balances of $2.4 million were transferred into the Plan on July 1, 2016, including notes receivable from Members of $104,050.
Investments in the Master Trust at December 31, 2016 are shown on the Master Trust Schedule of Assets (Held at End of Year) as filed with the U.S. Department of Labor, Washington, D.C., under identification number 45-3304527. The Plan's share of the assets as of December 31, 2016 is also presented in that filing.
Effective March 1, 2015, the Plan's trust agreement was amended to reflect a change in Trustee from JP Morgan Chase Bank, N.A. ("JP Morgan") to Great-West Trust Company ("GWTC"). GWTC served as the custodian for the Plan's assets with the exception of the Xylem Stock Fund and the J.P. Morgan Securities LLC Self-Directed Brokerage Account ("JPMSDA") until the change to Fidelity in July 2016.
Various plan amendments were executed during 2016 and 2015 in order to perform administrative updates which had no material impact to the Plan. During 2016, the amendments included the addition of an option for the Members to elect to contribute to Roth savings.
On December 31, 2016, the Godwin Pumps of America, Inc. Profit Sharing Plan and Trust (the "Godwin Plan"), the Heartland Pumps 401(k) Profit Sharing Plan (the "Heartland Plan"), and the Xylem Water Solutions Zelienople Retirement Savings Plan (the "Zelienople Plan") were merged into the Plan. In January 2017, all participants of the Godwin Plan and the Heartland Plan became Members of the Plan. Subsequent to the Zelienople Plan freeze on July 1, 2010, those participants became Members of the Plan. Notes receivable were recorded on the date of the merger and are included on the notes receivable from Members line of the statement of net asset available for benefits. The investment assets were liquidated on December 31, 2016 and received by the Plan on January 3, 2017. The following are the amounts per plan:

•	Godwin Plan - $47.8 million investment assets and $1.2 million notes receivable from Members

•	Heartland Plan - $2.0 million investment assets and $87,646 notes receivable from Members

•	Zelienople Plan - $6.1 million investment assets and $40,740 notes receivable from Members
In January 2016, the Plan was amended and restated in preparation for the normal Cycle E filing for an Internal Revenue Service ("IRS") determination letter that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan filed the request on January 29, 2016 within the normal Cycle E filing period.
Eligibility - All full time U.S. citizen and permanent resident non-union employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All previously eligible employees at the Spin-off were transferred to the Plan. Part-time and temporary U.S. non-union employees are eligible upon completion of 1,000 hours of service in a 12-month period. Expatriates working in the U.S. are eligible upon completion of 36 months of service. However, employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Plan document). Members may designate their contributions as pre-tax contributions, Roth contributions, after-tax contributions or any combination of the three. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan contributions based on a maximum Salary as defined by the Plan document, but not participate in after-tax contributions. Member contributions are subject to the dollar limitation provided by Section 402(g) of the IRC. All non-union employees shall be automatically enrolled in the Plan at a 6% pre-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s pre-tax contributions, Roth contributions and after-tax contributions, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan document. For Members with age plus years of service at the beginning of the Plan Year (includes service with ITT Corporation and the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options in the same proportion as the employee’s contributions.
The Company contributes transition credits ("Transition Credits") for eligible Members. Members eligible for Transition Credits are those who were employed by ITT Corporation or one of its subsidiaries on October 30, 2011, and who automatically became a Member of the Plan on October 31, 2011, or who became an employee of ITT Corporation or Exelis Inc. on October 31, 2011 and who became a Member of the Plan immediately following termination from ITT Corporation or Exelis Inc. before March 1, 2012. The contribution for Transition Credits is made annually no later than the due date for the corporate tax return (March 15th of the following year). For Members whose age plus years of service total 60 to 69 at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 3% of the Member’s Salary for the Plan Year. For Members whose age plus years of service of 70 or more at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 5% of the Member’s Salary for the Plan Year. Transition Credits will cease on the earliest of the Member’s date of termination or death, commencement of pension payments under the Harris Corporation Salaried Retirement Plan (formerly the Exelis Salaried Retirement Plan and the ITT Salaried Retirement Plan), a change in control of the Company, or October 31, 2016.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Members can initiate transactions by using the Plan’s web site (www.netbenefits.com) or by speaking to a Fidelity Representative at 800-835-5095.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage among any of the Plan’s investments, which include Xylem Inc. stock and a self-directed brokerage account (Fidelity's "BrokerageLink"). Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the investment options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Plan document.
Any Member or Company contributions directed by Members into Xylem Inc. stock, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can make an election regarding their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in Xylem Inc. stock or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in Xylem Inc. stock and BrokerageLink to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in Xylem Inc. stock or BrokerageLink will not be permitted to designate any future contributions or transfer balances into that fund. Members who hold less than 20% of their total account balance in Xylem Inc. stock or BrokerageLink may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s beneficiary whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 70 ½. During the calendar year in which the Member attains age 70 ½, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
Withdrawals Prior to Termination - At any time before termination of employment, a Member may request a withdrawal subject to the provisions of the Plan document and shall conform to the standards set by the Plan Administrator. A Member can withdraw amounts of its after-tax contributions as provided by the Plan document. A Member who has attained age 59 ½ may withdraw all or any portion of its pre-tax contributions as provided by the Plan document. A Member who has not attained age 59 ½ may withdraw all or a portion of its pre-tax contributions provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan document.
Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary may elect, at the time and in a manner prescribed by the Plan Administrator for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically paid out to the Member.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, there were no forfeited non-vested accounts at December 31, 2016 and 2015, nor were there any forfeitures during the year ended December 31, 2016 that were used to reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Plan document, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to fifty-four months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-seventy-four months. Members may have up to two loans outstanding at the same time. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2016 and 2015 was $7.5 million and $6.2 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, the Benefits Administration Committee (the "Plan Administrator") may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.

A Member terminated from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting Fidelity, provided the Member’s account plus the loan amount is greater than $5,000. Account balances that do not exceed $5,000 are subject to certain distribution rules (see above) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.

Administrative and Investment Management Expenses - The Plan pays for expenses incurred in conjunction with Plan administration, including trustees, record keeping, and audit fees up to 0.25% of the market value of trust assets and the Company pays all other expenses incurred in administering the Plan. The Members' accounts are charged quarterly for administrative fees. The record keeper receives revenue from mutual fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed for administrative services incurred by the Plan. In 2016, the Plan incurred trustee and administrative expenses which equal 0.16% of the Plan's interest in the investments in the Master Trust. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.
In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, guaranteed investment contracts and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of Members' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities held in the Master Trust and their valuation methods can be found in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan accrues contributions receivable based upon payroll deferrals during the Plan year but not yet deposited.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2016 and 2015. Additionally, for loans declared in default the principal and accrued interest are recorded as a distribution.
Notes Receivable from Members - Notes Receivable from Members (“loan” or "loans") are recorded at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as repayments of principal and interest are received through payroll deductions and the loans are collateralized by the Members' accounts.
In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment subject to the withdrawal provisions outlined in the Plan document and may be determined to be a fully taxable distribution from the Plan.
New Accounting Standards - In February 2017, the Financial Accounting Standards Board ("FASB") issued guidance regarding amendments to the disclosure of certain master trust reporting for employee benefit plans. The amendments require a plan's interest in a master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment removes the requirement to disclose the percentage interest and requires that all plans disclose the dollar amount of their interest in each general type of investment. The amendments also requires all plans to disclose (1) their master trust's other assets and liability balances and (2) the dollar amount of the plan's interest in each of those balances. The amendments are effective for fiscal years beginning after December 15, 2018 and applied retrospectively to each period presented. Early adoption is permitted. The Plan is evaluating the impact of this new guidance on its statement of net assets available for benefits, statement of changes in net assets available for benefits and other disclosures.
Note 3. Fair Value Measurements
We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.
The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.
NAV Practical Expedient is the measurement of fair value using the net asset value ("NAV") per share (or its equivalent) as an alternative to the fair value hierarchy as discussed above.
The Plan's policy is to recognize significant transfers between levels at the beginning of the reporting period. There were no significant transfers between levels during 2016 and 2015.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•
Employer Common Stock - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Xylem Inc. stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at the Plan's year-end date. These securities are classified in Level 1 of the fair value hierarchy.

•
Member-Directed Brokerage Accounts - Securities held in BrokerageLink are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•
Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Collective Trusts (“CTs”) - CTs are valued at fair value at the Plan's year-end date using the NAV provided by the administrators of the CTs as a practical expedient. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis. CTs are not classified in the fair value hierarchy.

While the Plan Administrator believes that the valuation methods are appropriate and consistent with how other participants in the market value these types of investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2016 and 2015.
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust investments measured at fair value at December 31, 2016.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$19,346	$—	$—	$—	$19,346
Member-Directed Brokerage Accounts	1,297	—	—	—	1,297
Mutual Funds	298,835	—	—	—	298,835
Totals	$319,478	$—	$—	$—	$319,478

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2015.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$13,672	$—	$—	$—	$13,672
Member-Directed Brokerage Accounts	1,032	—	—	—	1,032
Mutual Funds	150,680	—	—	—	150,680
Collective Trusts	—	—	—	136,865	136,865
Totals	$165,384	$—	$—	$136,865	$302,249

Note 4. Guaranteed Investment Contract
The Master Trust holds fully benefit-responsive investment contracts (traditional guaranteed investment contract or "GIC") with New York Life Insurance Company ("NY Life"), also referred to as the Stable Value Accounts that are reported at contract value. NY Life manages these investments and maintains the contributions in its pooled separate account (branded as the "Anchor Account"). The assets of the Anchor Account are owned by NY Life. The Anchor Account is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investments at contract value. The contract has no maturity date, but contract years begin on January 1 of each year.

Under the terms of the contracts interest will accrue daily, be credited monthly and the rate cannot be less than zero percent. The daily rate fluctuates based on the underlying investments. Realized gains and losses are amortized over the target duration.

Restrictions - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. No direct transfers to competing investment options are permitted under the GIC. Any transfers out of the GIC must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing option, directed-brokerage account, or a mutual fund window. However, the GIC shall not be subject to a market value adjustment if the Plan provides at least 12 months advance written notice to NY Life. The following employer-initiated events may limit the ability of the Plan to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the GIC or to transfer assets out of the GIC;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.

Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

Note 5. Master Trust
All of the Plan investments consist of an interest in an investment account of the Master Trust established by the Company and administered by Fidelity as of December 31, 2016. Use of the Master Trust permits the commingling of trust assets with the assets of certain other Company savings plans for investment and administrative purposes. Although assets of participating plans are commingled in the Master Trust, supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans are maintained. The net assets of the Master Trust are allocated based on individual participant account balances in the respective plans. The daily net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. There were no investment assets held outside the Master Trust at December 31, 2016. The Plan became part of the Master Trust on July 1, 2016.
The following table presents the fair value of investments in the Master Trust at December 31, 2016 and 2015:

(in thousands)	2016	2015
Employer securities	$19,346	$1,445
Mutual funds	298,835	19,140
Member-directed brokerage account	1,297	—
Collective trusts	—	18,152
Total investments at fair value	319,478	38,737
Stable value account	49,015	—
Total investments	$368,493	$38,737

Plan's interest in the Master Trust	$331,303	$—

Plan's interest in the Master Trust as percentage of total (Note a)	89.91%	—%

For the year ended December 31, 2016 the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)	2016
Employer securities	$2,200
Mutual funds	8,587
Collective trusts	227
Net appreciation in fair value of investments	11,014

Interest and Dividend income	7,308

Total investment gain of the Master Trust	$18,322

Plan's interest in Master Trust investment gain (Note a)	$15,821

Note a: The Plan was added to the Master Trust on July 1, 2016. Therefore, the above tables only include Plan balances at December 31, 2016 and for the six months ended December 31, 2016.
Note 6. Exempt Party-In-Interest Transactions
ERISA section 406(a) prohibits various types of transactions between a plan and parties in interest. Parties in interest are defined by the Department of Labor regulation as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ERISA section 408(a) contains specific exemptions whereby plans may engage in certain transactions with parties in interest that are otherwise prohibited by law.
Effective July 1, 2016, Fidelity was the Trustee and custodian for all of the Master Trust's investments. Fidelity or one of its affiliates manages BrokerageLink, as well as the Fidelity Government Money Market Fund.
There were administrative services fees paid to Fidelity or one of its affiliates during 2016.
JP Morgan was the Trustee for part of 2015 and remained custodian for certain plan investments as defined by the Plan document until July 2016. Certain Plan investments were funds issued by JP Morgan or one of its affiliates.
There were administrative fees paid to JP Morgan or one of its affiliates during 2016.
Record keepers, Empower Retirement ("Empower") for 2015 and up to July 2016, then Fidelity since July 2016, received revenue from mutual fund and collective trust fund service providers for services provided to the funds. This revenue was used to offset certain amounts owed to the record keepers for their administrative services to the Plan.
At December 31, 2016, the Master Trust held 390,617 shares of common stock of the Company with a cost basis of $8.5 million. At December 31, 2015, the Plan held 374,629 shares of common stock of the Company with a cost basis of $7.3 million. During the six months ended June 30, 2016, the Plan recorded related net appreciation of $2.9 million and dividends of $0.1 million on Company stock. For the six months ended December 31, 2016, the Master Trust recorded related net appreciation of $1.9 million and dividends of $0.1 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $7.5 million and $6.2 million at December 31, 2016 and 2015, respectively.
During 2016, the Plan reported a prohibited transaction. The Company paid $10,000 in fees related to a Voluntary Correction Program filing ("VCP"). The Plan reimbursed the Company the $10,000 which was prohibited under ERISA. The transaction was corrected in 2016 with the Company returning the money to the Plan.
Note 7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.

Note 8. Federal Income Tax Status
The Plan became effective October 31, 2011, and a request for an IRS determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC has been filed. The Plan filed the request on January 29, 2016 within the normal Cycle E filing period. The IRS response is still pending. However, the Company believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2013.
Note 9. Subsequent Events
A determination letter was received from the IRS on June 9, 2017 indicating that the Plan and related trust are designed in accordance with applicable sections of the IRC.
Note 10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500 as of December 31, 2016 and 2015:

(in thousands)	2016	2015
Net assets available for benefits per the financial statements	$399,614	$313,239
Less: amounts deemed distributed for tax purposes	(34)	(59)
Net assets available for benefits per Form 5500	$399,580	$313,180
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2016:

(in thousands)	2016
Increase in net assets available for benefits per the financial statements	$86,375
Less: Transfers into plan - December 31, 2016	(59,706)
Less: amounts deemed distributed for tax purposes - December 31, 2016	(34)
Add: amounts deemed distributed for tax purposes - December 31, 2015	59
Net income per Form 5500	$26,694

XYLEM RETIREMENT SAVINGS PLAN				EIN#: 45-2080495
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS				PN: 001
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2016

(a) Party in interest	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

*	Member Loans	Notes receivable from Members at interest rates from 3.25% to 10.50% maturing at various dates through 2031, net of deemed distributions of $34,074	**	$7,462,002

*    Represents party-in-interest to the Plan.
**    Cost information is not required for Member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

XYLEM RETIREMENT SAVINGS PLAN				EIN#: 45-2080495
FORM 5500, SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS				PN: 001
FOR THE YEAR ENDED DECEMBER 31, 2016

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price
Xylem Inc.	Plan Sponsor	Plan reimbursed the Company for payment of Plan's VCP filing fee.	n/a	n/a

(f) Lease rental	(g) Transaction Expense	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
n/a	n/a	$10,000	$10,000	$0

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN

Date: June 26, 2017	By:	/s/ Rhonda P. McKeever
Rhonda P. McKeever
Vice President, Total Rewards
Chair, Benefits Administration Committee (Plan Administrator)